W. Crews Lott
Tel: +1 214 978 3042
June 26, 2009	crews.lott@bakernet.com

Via Edgar - Correspondence Only

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-7010

Attention: Ms. Christy Adams

Re:	Helen of Troy Limited
Form 10-K for the fiscal year ended February 29, 2008
Filed May 13, 2008
File No. 001-14669

Dear Ms. Adams:

This firm represents Helen of Troy Limited (the “Company”).  On behalf of the Company, we submit this letter setting forth the Company’s responses to the supplemental comments of the Staff of the Securities and Exchange Commission dated June 9, 2009.  For ease of reference, each comment has been repeated below in italics, with our responses set forth below each comment.  The numbering below corresponds to that used in the Staff’s comment letter.

Critical Accounting Policies and Estimates, page 12

1.             We note your response to prior comment 1.  We refer to your discussion of the Housewares segment on page 49.  You state that this reporting unit has experienced annual growth rates ranging from 6.9 to 26 percent since acquisition, with an average annual compound revenue growth rate of 15 percent over the last five years.  It is difficult to ascertain the recent trend from your current disclosure.  Please revise this section to disclose the historical revenue growth rates for each of the last three fiscal years.

Response:

In response to the Staff’s comment, the Company proposes to provide the disclosure in the Company’s quarterly report on Form 10-Q for the quarter ended May 31, 2009 (the “Form 10-Q”) as set forth in Exhibit A attached hereto.

2.                                       You state that the annual average compound earnings growth rate needed to avoid having a goodwill impairment charge is approximately 11 percent.  It is unclear from this disclosure how your historical earnings growth rates compare to this threshold.  Accordingly, please revise to provide a discussion of your historical earnings growth rates in the Housewares segment, how they compare to the 11 percent and explain how they were considered when determining the growth rates utilized in your cash flows projections.  The disclosure provided in your next Form 10-Q should be based upon the assumptions included in the interim impairment test performed in the fourth fiscal quarter of 2008.

Response:

In response to the Staff’s comment, the Company proposes to provide the disclosure in the Company’s Form 10-Q as set forth in Exhibit A attached hereto.

3.                                       On page 49 you state that, assuming all other factors were to remain constant, a 1 percent increase in the market participant discount rate would result in a goodwill impairment charge in the Housewares reporting unit.  Please revise to provide a similar disclosure, indicating the impact of a 1 percent reduction in your earnings growth rate on your goodwill impairment test.  The disclosure provided in your next Form 10-Q should be based upon the assumptions included in the interim impairment test performed in the fourth fiscal quarter of 2008.

Response:

In response to the Staff’s comment, the Company proposes to provide the disclosure in the Company’s Form 10-Q as set forth in Exhibit A attached hereto.

Closing Information

In accordance with the Staff’s request, the Company acknowledges that:

•               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•               the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2

Should you have any additional questions or comments, please do not hesitate to contact Crews Lott of Baker & McKenzie LLP at (214) 978-3042 or Vince Carson of the Company at (915) 225-8033.

Very truly yours,

Baker & McKenzie LLP

/s/ W. Crews Lott
W. Crews Lott

cc: Terry French

3

Exhibit A

While the Personal Care’s Appliances and Accessories and Grooming, Skin Care and Hair Care reporting units recorded impairment charges in the fourth quarter of fiscal 2009, the Housewares reporting unit was not impaired under the analysis because its fair value exceeded its carrying value.  Under the impairment analysis, the Housewares reporting unit’s estimated fair value of its total net assets (including goodwill, trademarks and other intangible assets) of $407.00 million exceeded its $399.27 million carrying value.  In the case of the Housewares reporting unit, the Company assigned equal weights of 50 percent to the fair value estimates provided by the DCF Model and Market Models.

The key assumptions used in the Company’s DCF Model for the Housewares reporting unit were a 13.5 percent market participant discount rate and a compound average annual operating income growth rate (“CAGR”) of 12 percent for the five year forecast period.  The following analysis provides an indication of the reporting unit’s sensitivity to changes in these two factors, holding Market Model estimates and all other factors constant:

HOUSEWARES SEGMENT - SENSITIVITY OF ESTIMATED FAIR VALUES

(dollars in thousands)

		Fair Value
				1 Percent
		As Originally	1 Percent	Increase in
		Determined	Reduction in	Market
		at February	Operating Income	Participant
	Weight	28, 2009	Growth (1)	Discount Rate (2)

DCF Model estimate of fair value	50%	$464,000	$447,000	$428,000
Market model estimates of fair value	50%	$350,000	$350,000	$350,000
Weighted Average, rounded		$407,000	$398,500	$389,000

The tables below summarize the historical performance of the Housewares reporting unit as compared to current operating results and related assumptions used in the DCF Model estimate of its fair value.  The table sets forth the Housewares reporting unit’s operating income, which the Company’s management used in formulating its income growth estimates.  Operating income does not take into account the tax effects applied in determining earnings, as used in DCF Models; however, the Company believes the earnings and operating income growth rates would be substantially equivalent.

HOUSEWARES SEGMENT - KEY PERFORMANCE MEASURES AND DCF MODEL ASSUMPTIONS

(dollars in thousands)

Three Months Ended May 31,

						Operating		Operating
					Operating	Income Before		Income
					Income	Significant		Growth
		Net			Before	Item as a	Operating	Before
	Net	Sales	Operating	Significant	Significant	Percentage	Income	Significant
	Sales	Growth (1)	Income	Item (2)	Item	of Net Sales	Growth (1)	Item (1)

2004	$21,255		$5,812	—	$5,812	27.3%
2005	26,875	26.4%	7,388	—	7,388	27.5%	27.1%	27.1%
2006	25,117	-6.5%	4,724	—	4,724	18.8%	-36.1%	-36.1%
2007	33,358	32.8%	5,429	—	5,429	16.3%	14.9%	14.9%
2008	38,472	15.3%	2,469	3,718	6,187	16.1%	-54.5%	14.0%
2009	42,688	11.0%	8,594	—	8,594	20.1%	248.1%	38.9%

5 Yr CAGR		15.0%	8.1%		8.1%

Years Ended Last Day of February,

						Operating		Operating
					Operating	Income Before		Income
					Income	Significant		Growth
		Net			Before	Item as a	Operating	Before
	Net	Sales	Operating	Significant	Significant	Percentage	Income	Significant
	Sales	Growth (1)	Income	Item (2)	Item	of Net Sales	Growth (1)	Item (1)

2004	$86,506		$21,947	—	$21,947	25.4%
2005	101,398	17.2%	30,843	—	30,843	30.4%	40.5%	40.5%
2006	127,800	26.0%	34,118	—	34,118	26.7%	10.6%	10.6%
2007	137,108	7.3%	27,886	—	27,886	20.3%	-18.3%	-18.3%
2008	164,134	19.7%	31,401	—	31,401	19.1%	12.6%	12.6%
2009	175,501	6.9%	25,626	3,718	29,344	16.7%	-18.4%	-6.6%

5 Yr CAGR		15.2%	3.1%		6.0%

(1) Reflects the percentage change in the performance measure compared to the same period in the prior year.

(2) First quarter fiscal 2009 charge to bad debt expense due to the Linen’s retail chain bankruptcy, previously a significant customer of the Housewares reporting unit.  Operating income before significant item may be a non-GAAP financial measure contemplated by SEC Regulation G. Rule 100.  Management used a measure that eliminates the effect of $3.72 million in bad debt expense because it believes it was unusual and not expected to occur in the normal course of operations and provides more meaningful and normalized information about the Housewares reporting unit’s long term earnings trend.  This measure is discussed further, and reconciled to its applicable GAAP measure in the preceding tables.

For the fiscal quarter ended May 31, 2009, the Housewares reporting unit exceeded the operating plan used to prepare our DCF Model estimates.  Net sales for the quarter were $42.69 million compared to $37.55 million included in the DCF Model estimates while operating income was $8.59 million compared to $6.07 million included in the DCF Model estimates.  We acquired the Housewares reporting unit on June 1, 2004.  Since that time it has achieved annual net sales growth rates ranging from 6.9 to 26.0 percent with a compound average annual net sales growth rate (“CAGR”) of 15.2 percent over the last five fiscal years.  This compares to net sales growth rates ranging from 1.6% to 7.9% used to project the next five year’s revenue in the Company’s DCF Model estimates.  In preparing these estimates, the Company considered the relative strength of the Housewares reporting unit’s revenue, assuming a normal range of new product introductions and line extensions based upon historical levels.  Management tempered the estimates based on its near term expectations for a relatively weak retail environment.  However, management also considered that the Housewares reporting unit has consistently demonstrated some resistance to recessionary trends.

The Housewares reporting unit has generated annual operating income growth rates ranging from -18.4 to 40.5 percent since its acquisition with an operating income CAGR of 3.1 percent over the last five fiscal years. The annual operating income growth rates excluding the significant item noted in the tables above ranged from -18.3 to 40.5 percent, with a five year CAGR of 6.0 percent.  This compares to net operating income growth rates ranging from 8.9 to 16.5 percent and a five year operating income CAGR of 12.0 percent used in the projections supporting our DCF estimates.  Management’s expectations for operating income growth are higher than historical results based upon the following factors included in its plan:

•                  Projected net sales growth driven by category and geographic expansion, new product development within existing categories, and increased license fee revenues.

•                  Projected gross profit improvement through a combination of product cost decreases, customer price increases, continued improvement in product mix and license fee revenue.  Projected increases in license fee revenue results in an increase to net sales with no additional cost of sales and minimal operating overhead, which improves gross profit and operating income as a percentage of net sales.  This is one of the factors contributing to projected operating income growth in excess of projected sales growth.

•                  Projected declines in outbound transportation costs based on the decrease in fuel prices.

•                  Projected distribution cost improvements due to the elimination of cost intensive product labeling requirements for a significant portion of this reporting unit’s shipments as a result of the Linen’s bankruptcy.

•                  Based on the capacity built into its existing operating structure, the Houseware’s reporting unit is expected to leverage future sales growth with minimal additional overhead expense.

Management believes that a significant portion of the decline in the Company’s common share price in the period of time surrounding February 28, 2009 was related to the deterioration in general economic conditions, a loss of consumer confidence, and instability in the financial markets, and was not reflective of the combined underlying future cash flows of all of its reporting units.  The analysis below compares the impact of stock prices on the Company’s estimated fair market value and compares this to both the estimated fair market value of the common shares implied by the total estimated fair market value of all of the reporting units used when performing the impairment analysis at February 28, 2009, and the respective carrying values for the Company at November 30, 2008, February 28, 2009 and May 31, 2009.

ESTIMATES OF FAIR VALUE OF HELEN OF TROY

(in thousands, except share values)

				Implied By the
				Fair Values
	At	At	At	determined at
	November 30,	February 28,	May 31,	February 28,
	2008	2009	2009	2009

Market price of Helen of Troy’s Stock (minority shareholder value)	$15.66	$10.04	$19.33	$12.65
x Weighted average control premium(1)	30.2%	30.2%	30.2%	30.2%
Controlling interest value of Helen of Troy’s Stock	20.39	13.07	25.17	16.47
Number of shares outstanding (2)	30,218	30,142	29,879	29,879
Controlling interest value of Helen of Troy’s Equity	616,124	394,019	751,985	492,000
Outstanding debt (2)	212,000	212,000	212,000	212,000
Indicated fair market value of Helen of Troy	$828,124	$606,019	$963,985	$704,000

Carrying value of Helen of Troy	$810,609	$720,693	$733,722

(1)   The relative weighted average of the median control premiums for each reporting unit, financial buyers only, using comparable industry information from current published control premium studies.

(2)   Reflects the last reported number of shares outstanding for the quarter ended prior to the quarter for which fair value and carrying value of the Company is indicated. The use of this number in the Company’s calculation of fair value is based on management’s assumption that market participants would have used the same number in their own calculations, as it is the last publicly available number.

The preceding table shows the changes in market conditions between February 28, 2009 and May 31, 2009, and resulting higher market based fair values of all underlying assets.  In the Personal Care segment’s reporting units, all goodwill and a significant portion of the segment’s intangible assets were written off as of February 28, 2009.  The Company’s May 31, 2009 carrying values include the March 31, 2009 acquisition of the Infusium business.  For this acquisition, we recorded $19.7 million of goodwill, $18.7 million for trademarks, and $21.6 million of definite lived intangible assets in our Grooming, Skin Care and Hair Solutions reporting unit.  The value of these intangible assets were recorded at their fair values established by independent appraisal as of the acquisition date.  The Housewares reporting unit’s financial performance during the first quarter of fiscal 2010 indicates no need to adjust the Company’s previous projections as of the end of fiscal 2009.  Based on these factors, management concluded that no further testing for impairment for any reporting unit was required for the fiscal quarter ended May 31, 2009.

For both the goodwill and indefinite-lived intangible assets in the Housewares reporting unit, the recoverability of its carrying value is dependent upon the continued achievement of the Company’s projections and the continued execution of key initiatives related to revenue growth and improved profitability. However, changes in business conditions and assumptions could potentially require future adjustments to these asset valuations.  The Company will continue to monitor its reporting units for any triggering events or other signs of impairment.  The Company believes that recent operating performance and the long-term growth strategy for the Housewares reporting unit continues to support the fair value conclusions reached at February 28, 2009 and May 31, 2009.